SELECT∗ANNUITY I

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
MFS/ReliaStar Variable Account

Supplement Dated September 17, 2013

This supplement amends certain information contained in your product prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE
MFS® MONEY MARKET FUND

The Sub-Account that invests in the MFS® Money Market Fund is closed to new investors and to new investments by existing investors.

Contract Owners who have Contract Value allocated to the Sub-Account that corresponds to this Investment Fund may leave their Contract Value in that Sub-Account, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Sub-Account that corresponds to the MFS® Money Market Fund, premium received that would have been allocated to the Sub-Account corresponding to the MFS® Money Market Fund will be allocated on a pro rata basis among all the other available Sub-Accounts in which your Contract Value is allocated. If there are no other such Sub-Accounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at the:

ING U.S. Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.